UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ____)
The Scotts Miracle-Gro Company
(Name of Subject Company (issuer))
The Scotts Miracle-Gro Company (Offeror and Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Shares, without par value
(Title of Class of Securities)
810186106
(CUSIP Number of Class of Securities)
David M. Aronowitz
Executive Vice President, General Counsel and Corporate Secretary
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041
(937) 644-0011
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
Ronald A. Robins, Jr.
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, Ohio 43215
(614) 464-6400
Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**

$250,000,000.00	$26,750.00

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 4,504,504 common shares at the maximum tender offer price of $55.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2007 issued by the Securities and Exchange Commission, equals $107.00 per million of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Tender Offer Statement on Schedule TO relates to the offer by The Scotts Miracle-Gro Company, an Ohio corporation (“SMG”), to purchase for cash up to 4,504,504 of its common shares, without par value, or such lesser number of common shares as is validly tendered and not validly withdrawn, at a price of not less than $48.50 nor greater than $55.50 per share, without interest. SMG’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the issuer is The Scotts Miracle-Gro Company. The address of SMG’s principal executive office is 14111 Scottslawn Road, Marysville, Ohio 43041. SMG’s telephone number is (937) 644-0011.
     (b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in Section 8 of the Offer to Purchase, “Price Range of the Shares,” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) SMG is the filing person and the subject company. The address and telephone number of SMG’s principal executive office is set forth in Item 2(a) above. The information set forth in Section 11 of the Offer to Purchase, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The following information set forth in the Offer to Purchase is incorporated herein by reference:
•	“Summary Term Sheet;”

•	“Introduction;”

•	Section 1, “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lot;”

•	Section 2, “Purpose of the Offer; Certain Effects of the Offer; Other Plans;”

•	Section 3, “Procedures for Tendering Shares;”

•	Section 4, “Withdrawal Rights;”

•	Section 5, “Purchase of Shares and Payment of Purchase Price;”

•	Section 6, “Conditional Tender of Shares;”

•	Section 7, “Conditions of the Offer;”

•	Section 9, “Source and Amount of Funds;”

•	Section 11, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares;”

•	Section 14, “U.S. Federal Income Tax Consequences;” and

•	Section 15, “Extension of the Offer; Termination; Amendment.”
     (b) The information set forth in Section 11 of the Offer to Purchase, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
     (e) The information set forth in Section 11 of the Offer to Purchase, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) and (b) The information set forth in Section 2 of the Offer to Purchase, “Purpose of the Offer; Certain Effects of the Offer; Other Plans,” is incorporated herein by reference.
     (c) The information set forth in Section 2 of the Offer to Purchase, “Purpose of the Offer; Certain Effects of the Offer; Other Plans,” and Section 9 of the Offer to Purchase, “Source and Amount of Funds,” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a), (b) and (d) The information set forth in Section 9 of the Offer to Purchase, “Source and Amount of Funds,” is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     (a) and (b) The information set forth in Section 11 of the Offer to Purchase, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” is incorporated herein by reference.
Item 9. Persons/Assets, Retained Employed, Compensation or Used.
     (a) The information set forth in Section 16 of the Offer to Purchase, “Fees and Expenses,” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) The information set forth in Section 10 of the Offer to Purchase, “Certain Information Concerning SMG,” and in Item 8 of SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006, “Financial Statements and Supplemental Data,” is incorporated herein by reference.
     (b) The information set forth in Section 10 of the Offer to Purchase, “Certain Information Concerning SMG,” is incorporated herein by reference.

Item 11. Additional Information.
     (a) The information set forth in Section 10 of the Offer to Purchase, “Certain Information Concerning SMG,” Section 11 of the Offer to Purchase, “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” Section 12 of the Offer to Purchase, “Effects of the Offer on the Market for the Shares; Registration under the Exchange Act,” and Section 13, “Regulatory Approvals,” is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(i)*	Offer to Purchase, dated January 10, 2007.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 10, 2007.

(a)(1)(vi)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)*	Letter to Participants in The Scotts Company LLC Retirement Savings Plan.

(a)(1)(viii)*	Letter to Participants in the Smith & Hawken 401(k) Plan.

(a)(1)(ix)*	Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan.

(a)(1)(x)*	Notice from Merrill Lynch to Holders of Vested Stock Options and Freestanding Stock Appreciation Rights.

(a)(1)(xi)*	E-mail from Merrill Lynch to SMG Option and Freestanding Stock Appreciation Rights Holders.

(a)(1)(xii)	Internal communication to associates of SMG and its subsidiaries posted on SMG’s intranet on December 12, 2006 (incorporated herein by reference to SMG’s Tender Offer Statement on Schedule TO filed December 12, 2006 (File No. 1-13292) [Exhibit 99.2]).

(a)(1)(xiii)*	Internal communication to associates of SMG and its subsidiaries posted on SMG’s intranet on January 10, 2007.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release, dated December 12, 2006 (incorporated herein by reference to SMG’s Tender Offer Statement on Schedule TO filed December 12, 2006 (File No. 1-13292) [Exhibit 99.1]).

(a)(5)(ii)*	Press Release, dated January 10, 2007.

(a)(5)(iii)*	Form of Summary Advertisement dated January 10, 2007.

(b)(i)*	Commitment Letter, dated December 11, 2006, between SMG and JPMorgan Chase Bank, N.A., Bank of America, N.A. and Citigroup Global Markets Inc. and certain of their respective affiliates.

(d)(i)	Amended and Restated Agreement and Plan of Merger, dated as of May 19, 1995, among Stern’s Miracle-Gro Products, Inc., Stern’s Nurseries, Inc., Miracle-Gro Lawn Products Inc., Miracle-Gro Products Limited, Hagedorn Partnership, L.P., the general partners of Hagedorn Partnership, L.P., Horace Hagedorn, Community Funds, Inc., and John Kenlon, The Scotts Company and ZYX Corporation (incorporated herein by reference to the Current Report on Form 8-K dated May 31, 1995 and filed June 2, 1995, of The Scotts Company, an Ohio corporation (‘‘Scotts”) (File No. 0-19768) [Exhibit 2(b)]).

(d)(ii)	First Amendment to Amended and Restated Agreement and Plan of Merger, made and entered into as of October 1, 1999, among The Scotts Company, Scotts Miracle-Gro Products, Inc. (as successor to ZYX Corporation and Stern’s Miracle-Gro Products, Inc.), Miracle-Gro Lawn Products Inc., Miracle-Gro Products Limited, Hagedorn Partnership, L.P., Community Funds, Inc., Horace Hagedorn and John Kenlon, and James Hagedorn, Katherine Hagedorn Littlefield, Paul Hagedorn, Peter Hagedorn, Robert Hagedorn and Susan Hagedorn (incorporated herein by reference to Scotts’ Current Report on Form 8-K dated October 4, 1999 and filed October 5, 1999 (File No. 1-11593) [Exhibit 2]).

(d)(iii)(A)	The O.M. Scott & Sons Company Excess Benefit Plan, effective October 1, 1993 (incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 1993, of The Scotts Company, a Delaware corporation (File No. 0-19768) [Exhibit 10(h)]).

(d)(iii)(B)	First Amendment to The O.M. Scott & Sons Company Excess Benefit Plan, effective as of January 1, 1998 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(a)(2)]).

(d)(iii)(C)	Second Amendment to The O.M. Scott & Sons Company Excess Benefit Plan, effective as of January 1, 1999 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(a)(3)]).

(d)(iii)(D)	Third Amendment to The O.M. Scott & Sons Company Excess Benefit Plan, effective as of March 18, 2005 (amended title of plan to be The Scotts Company LLC Excess Benefit Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(CC)]).

(d)(iv)	The Scotts Company LLC Executive/Management Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.4]).

(d)(v)	Specimen form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company LLC Executive/Management Incentive Plan (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006 (File No. 1-13292) [Exhibit 10.1]).

(d)(vi)	Executive Officers of The Scotts Miracle-Gro Company who are parties to form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company LLC Executive/Management Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed September 18, 2006 (File No. 1-13292) [Exhibit 10.2]).

(d)(vii)(A)	The Scotts Company 1996 Stock Option Plan (as amended through May 15, 2000) (incorporated herein by reference to Scotts’ Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2000 (File No. 1-13292) [Exhibit 10(d)]).

(d)(vii)(B)	The Scotts Company 1996 Stock Option Plan (2002 Amendment) (incorporated herein by reference to Scotts’ Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2002 (File No. 1-13292) [Exhibit 10(d)(i)]).

(d)(vii)(C)	Amendment to The Scotts Company 1996 Stock Option Plan — 2005 Amendment, effective as of March 18, 2005 (amended title of plan to be The Scotts Miracle-Gro Company 1996 Stock Option Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(z)]).

(d)(viii)	Form of 1996 Stock Option Plan Stock Option Agreement — Non-Qualified Stock Option (incorporated herein by reference to Scotts’ Current Report on Form 8-K filed November 19, 2004 (File No. 1-13292) [Exhibit 10.7]).

(d)(ix)	Specimen form of Stock Option Agreement (as amended through October 23, 2001) for Non-Qualified Stock Options granted to employees under The Scotts Company 1996 Stock Option Plan, French specimen (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(f)]).

(d)(x)(A)	The Scotts Company Executive Retirement Plan (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 1998 (File No. 1-11593) [Exhibit 10(j)]).

(d)(x)(B)	First Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 1999 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(g)(2)]).

(d)(x)(C)	Second Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 2000 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(g)(3)]).

(d)(x)(D)	Third Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 2003 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (File No. 1-13292) [Exhibit 10(g)(4)]).

(d)(x)(E)	Fourth Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 2004 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2004 (File No. 1-13292) [Exhibit 10(g)(5)]).

(d)(x)(F)	Fifth Amendment to The Scotts Company Executive Retirement Plan, effective as of March 18, 2005 (amended title of plan to be The Scotts Company LLC Executive Retirement Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(DD)]).

(d)(xi)	Employment Agreement, dated as of May 19, 1995, between The Scotts Company and James Hagedorn (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (File No. 1-11593) [Exhibit 10(p)]).

(d)(xii)(A)	Letter agreement, dated June 8, 2000, between The Scotts Company and Patrick J. Norton (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (File No. 1-13292) [Exhibit 10(q)]).

(d)(xii)(B)	Letter agreement, dated November 5, 2002, and accepted by Mr. Norton on November 22, 2002, pertaining to the terms of employment of Patrick J. Norton through December 31, 2005, and superseding certain provisions of the letter agreement, dated June 8, 2000, between The Scotts Company and Mr. Norton (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (File No. 1-13292) [Exhibit 10(q)]).

(d)(xii)(C)	Letter of Extension, dated October 25, 2005, between The Scotts Miracle-Gro Company and Patrick J. Norton (incorporated herein by reference to SMG’s Current Report on Form 8-K filed December 14, 2005 (File No. 1-13292) [Exhibit 10.3]).

(d)(xiii)	Written description of employment, severance and change in control terms between SMG and David M. Aronowitz and Denise S. Stump (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (File No. 1-13292) [Exhibit 10(k)]).

(d)(xiv)(A)	The Scotts Company 2003 Stock Option and Incentive Equity Plan (incorporated herein by reference to Scotts’ Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2002 (File No. 1-13292) [Exhibit 10(w)]).

(d)(xiv)(B)	First Amendment to The Scotts Company 2003 Stock Option and Incentive Equity Plan, effective as of March 18, 2005 (amended title of plan to be The Scotts Miracle-Gro Company 2003 Stock Option and Incentive Equity Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(AA)]).

(d)(xv)	Employment Agreement for Christopher Nagel, entered into effective as of October 1, 2006, by and between Christopher Nagel and The Scotts Miracle-Gro Company (incorporated herein by reference to SMG’s Current Report on Form 8-K filed December 7, 2006 (File No. 1-13292) [Exhibit 10.1]).

(d)(xvi)	The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan Award Agreement for Employees, evidencing Restricted Stock Award of 38,000 Restricted Common Shares Awarded to Christopher Nagel on October 1, 2006 by The Scotts Miracle-Gro Company (incorporated herein by reference to SMG’s Current Report on Form 8-K filed December 7, 2006 (File No. 1-13292) [Exhibit 10.2]).

(d)(xvii)	Form of 2003 Stock Option and Incentive Equity Plan Award Agreement for Nondirectors (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-13292) [Exhibit 10(u)]).

(d)(xviii)	Form of 2003 Stock Option and Incentive Equity Plan Award Agreement for Directors (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-13292) [Exhibit 10(v)]).

(d)(xix)	The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.2]).

(d)(xx)	Specimen form of Award Agreement used to evidence Time-Based Nonqualified Stock Options for Non-Employee Directors under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.3]).

(d)(xxi)	Specimen form of Award Agreement to evidence Time-Based Nonqualified Stock Options for Employees under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005 (File No. 1-13292) [Exhibit 10(b)]).

(d)(xxii)	Specimen form of Award Agreement for Third Party Service Providers to evidence awards under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan to third party service providers (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006 (File No. 1-13292) [Exhibit 10.3]).

(d)(xxiii)	The Scotts Miracle-Gro Company Discounted Stock Purchase Plan (As Amended and Restated as of January 26, 2006; Reflects 2-for-1 Stock Split Distributed on November 9, 2005) (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.1]).

(d)(xxiv)	Summary of Compensation for Directors of The Scotts Miracle-Gro Company (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (File No. 1-13292) [Exhibit 10(jj)]).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith
Item 13. Information Required by Schedule 13E-3.
     Not Applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ David M. Aronowitz
(Signature)
David M. Aronowitz, Executive Vice President, General Counsel and Corporate Secretary
(Name and title)
January 10, 2007

(Date)

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated January 10, 2007.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated January 10, 2007.

(a)(1)(vi)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vii)*	Letter to Participants in The Scotts Company LLC Retirement Savings Plan.

(a)(1)(viii)*	Letter to Participants in the Smith & Hawken 401(k) Plan.

(a)(1)(ix)*	Letter to Participants in The Scotts Miracle-Gro Company Discounted Stock Purchase Plan.

(a)(1)(x)*	Notice from Merrill Lynch to Holders of Vested Stock Options and Freestanding Stock Appreciation Rights.

(a)(1)(xi)*	E-mail from Merrill Lynch to SMG Option and Freestanding Stock Appreciation Rights Holders.

(a)(1)(xii)	Internal communication to associates of SMG and its subsidiaries posted on SMG’s intranet on December 12, 2006 (incorporated herein by reference to SMG’s Tender Offer Statement on Schedule TO filed December 12, 2006 (File No. 1-13292) [Exhibit 99.2]).

(a)(1)(xiii)*	Internal communication to associates of SMG and its subsidiaries posted on SMG’s intranet on January 10, 2007.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release, dated December 12, 2006 (incorporated herein by reference to SMG’s Tender Offer Statement on Schedule TO filed December 12, 2006 (File No. 1-13292) [Exhibit 99.1]).

(a)(5)(ii)*	Press Release, dated January 10, 2007.

Exhibit No.	Description

(a)(5)(iii)*	Form of Summary Advertisement dated January 10, 2007.

(b)(i)*	Commitment Letter, dated December 11, 2006, between SMG and JPMorgan Chase Bank, N.A., Bank of America, N.A. and Citigroup Global Markets Inc. and certain of their respective affiliates.

(d)(i)	Amended and Restated Agreement and Plan of Merger, dated as of May 19, 1995, among Stern’s Miracle-Gro Products, Inc., Stern’s Nurseries, Inc., Miracle-Gro Lawn Products Inc., Miracle-Gro Products Limited, Hagedorn Partnership, L.P., the general partners of Hagedorn Partnership, L.P., Horace Hagedorn, Community Funds, Inc., and John Kenlon, The Scotts Company and ZYX Corporation (incorporated herein by reference to the Current Report on Form 8-K dated May 31, 1995 and filed June 2, 1995, of The Scotts Company, an Ohio corporation (‘‘Scotts”) (File No. 0-19768) [Exhibit 2(b)]).

(d)(ii)	First Amendment to Amended and Restated Agreement and Plan of Merger, made and entered into as of October 1, 1999, among The Scotts Company, Scotts Miracle-Gro Products, Inc. (as successor to ZYX Corporation and Stern’s Miracle-Gro Products, Inc.), Miracle-Gro Lawn Products Inc., Miracle-Gro Products Limited, Hagedorn Partnership, L.P., Community Funds, Inc., Horace Hagedorn and John Kenlon, and James Hagedorn, Katherine Hagedorn Littlefield, Paul Hagedorn, Peter Hagedorn, Robert Hagedorn and Susan Hagedorn (incorporated herein by reference to Scotts’ Current Report on Form 8-K dated October 4, 1999 and filed October 5, 1999 (File No. 1-11593) [Exhibit 2]).

(d)(iii)(A)	The O.M. Scott & Sons Company Excess Benefit Plan, effective October 1, 1993 (incorporated herein by reference to the Annual Report on Form 10-K for the fiscal year ended September 30, 1993, of The Scotts Company, a Delaware corporation (File No. 0-19768) [Exhibit 10(h)]).

(d)(iii)(B)	First Amendment to The O.M. Scott & Sons Company Excess Benefit Plan, effective as of January 1, 1998 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(a)(2)]).

(d)(iii)(C)	Second Amendment to The O.M. Scott & Sons Company Excess Benefit Plan, effective as of January 1, 1999 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(a)(3)]).

(d)(iii)(D)	Third Amendment to The O.M. Scott & Sons Company Excess Benefit Plan, effective as of March 18, 2005 (amended title of plan to be The Scotts Company LLC Excess Benefit Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(CC)]).

(d)(iv)	The Scotts Company LLC Executive/Management Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.4]).

(d)(v)	Specimen form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company LLC Executive/Management Incentive Plan (incorporated herein by reference to SMG’s

Exhibit No.	Description

Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006 (File No. 1-13292) [Exhibit 10.1]).

(d)(vi)	Executive Officers of The Scotts Miracle-Gro Company who are parties to form of Employee Confidentiality, Noncompetition, Nonsolicitation Agreement for employees participating in The Scotts Company LLC Executive/Management Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed September 18, 2006 (File No. 1-13292) [Exhibit 10.2]).

(d)(vii)(A)	The Scotts Company 1996 Stock Option Plan (as amended through May 15, 2000) (incorporated herein by reference to Scotts’ Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2000 (File No. 1-13292) [Exhibit 10(d)]).

(d)(vii)(B)	The Scotts Company 1996 Stock Option Plan (2002 Amendment) (incorporated herein by reference to Scotts’ Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2002 (File No. 1-13292) [Exhibit 10(d)(i)]).

(d)(vii)(C)	Amendment to The Scotts Company 1996 Stock Option Plan — 2005 Amendment, effective as of March 18, 2005 (amended title of plan to be The Scotts Miracle-Gro Company 1996 Stock Option Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(z)]).

(d)(viii)	Form of 1996 Stock Option Plan Stock Option Agreement — Non-Qualified Stock Option (incorporated herein by reference to Scotts’ Current Report on Form 8-K filed November 19, 2004 (File No. 1-13292) [Exhibit 10.7]).

(d)(ix)	Specimen form of Stock Option Agreement (as amended through October 23, 2001) for Non-Qualified Stock Options granted to employees under The Scotts Company 1996 Stock Option Plan, French specimen (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(f)]).

(d)(x)(A)	The Scotts Company Executive Retirement Plan (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 1998 (File No. 1-11593) [Exhibit 10(j)]).

(d)(x)(B)	First Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 1999 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(g)(2)]).

(d)(x)(C)	Second Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 2000 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2001 (File No. 1-13292) [Exhibit 10(g)(3)]).

(d)(x)(D)	Third Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 2003 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2003 (File No. 1-13292) [Exhibit 10(g)(4)]).

Exhibit No.	Description

(d)(x)(E)	Fourth Amendment to The Scotts Company Executive Retirement Plan, effective as of January 1, 2004 (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2004 (File No. 1-13292) [Exhibit 10(g)(5)]).

(d)(x)(F)	Fifth Amendment to The Scotts Company Executive Retirement Plan, effective as of March 18, 2005 (amended title of plan to be The Scotts Company LLC Executive Retirement Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(DD)]).

(d)(xi)	Employment Agreement, dated as of May 19, 1995, between The Scotts Company and James Hagedorn (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 1995 (File No. 1-11593) [Exhibit 10(p)]).

(d)(xii)(A)	Letter agreement, dated June 8, 2000, between The Scotts Company and Patrick J. Norton (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2000 (File No. 1-13292) [Exhibit 10(q)]).

(d)(xii)(B)	Letter agreement, dated November 5, 2002, and accepted by Mr. Norton on November 22, 2002, pertaining to the terms of employment of Patrick J. Norton through December 31, 2005, and superseding certain provisions of the letter agreement, dated June 8, 2000, between The Scotts Company and Mr. Norton (incorporated herein by reference to Scotts’ Annual Report on Form 10-K for the fiscal year ended September 30, 2002 (File No. 1-13292) [Exhibit 10(q)]).

(d)(xii)(C)	Letter of Extension, dated October 25, 2005, between The Scotts Miracle-Gro Company and Patrick J. Norton (incorporated herein by reference to SMG’s Current Report on Form 8-K filed December 14, 2005 (File No. 1-13292) [Exhibit 10.3]).

(d)(xiii)	Written description of employment, severance and change in control terms between SMG and David M. Aronowitz and Denise S. Stump (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (File No. 1-13292) [Exhibit 10(k)]).

(d)(xiv)(A)	The Scotts Company 2003 Stock Option and Incentive Equity Plan (incorporated herein by reference to Scotts’ Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2002 (File No. 1-13292) [Exhibit 10(w)]).

(d)(xiv)(B)	First Amendment to The Scotts Company 2003 Stock Option and Incentive Equity Plan, effective as of March 18, 2005 (amended title of plan to be The Scotts Miracle-Gro Company 2003 Stock Option and Incentive Equity Plan) (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2005 (File No. 1-13292) [Exhibit 10(AA)]).

(d)(xv)	Employment Agreement for Christopher Nagel, entered into effective as of October 1, 2006, by and between Christopher Nagel and The Scotts Miracle-Gro Company (incorporated herein by reference to SMG’s Current Report on Form 8-K filed December 7, 2006 (File No. 1-13292) [Exhibit 10.1]).

(d)(xvi)	The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan Award Agreement for Employees, evidencing Restricted Stock Award of 38,000 Restricted Common Shares

Exhibit No.	Description

Awarded to Christopher Nagel on October 1, 2006 by The Scotts Miracle-Gro Company (incorporated herein by reference to SMG’s Current Report on Form 8-K filed December 7, 2006 (File No. 1-13292) [Exhibit 10.2]).

(d)(xvii)	Form of 2003 Stock Option and Incentive Equity Plan Award Agreement for Nondirectors (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-13292) [Exhibit 10(u)]).

(d)(xviii)	Form of 2003 Stock Option and Incentive Equity Plan Award Agreement for Directors (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2005 (File No. 1-13292) [Exhibit 10(v)]).

(d)(xix)	The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.2]).

(d)(xx)	Specimen form of Award Agreement used to evidence Time-Based Nonqualified Stock Options for Non-Employee Directors under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.3]).

(d)(xxi)	Specimen form of Award Agreement to evidence Time-Based Nonqualified Stock Options for Employees under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005 (File No. 1-13292) [Exhibit 10(b)]).

(d)(xxii)	Specimen form of Award Agreement for Third Party Service Providers to evidence awards under The Scotts Miracle-Gro Company 2006 Long-Term Incentive Plan to third party service providers (incorporated herein by reference to SMG’s Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2006 (File No. 1-13292) [Exhibit 10.3]).

(d)(xxiii)	The Scotts Miracle-Gro Company Discounted Stock Purchase Plan (As Amended and Restated as of January 26, 2006; Reflects 2-for-1 Stock Split Distributed on November 9, 2005) (incorporated herein by reference to SMG’s Current Report on Form 8-K filed February 2, 2006 (File No. 1-13292) [Exhibit 10.1]).

(d)(xxiv)	Summary of Compensation for Directors of The Scotts Miracle-Gro Company (incorporated herein by reference to SMG’s Annual Report on Form 10-K for the fiscal year ended September 30, 2006 (File No. 1-13292) [Exhibit 10(jj)]).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith